05040457

SE... ES
...GE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

VF 3-25-05

SEC MAIL RECEIVED PROCESSING
MAR - 2 2005
WASH. D.C. SECTION

SEC FILE NUMBER
8- 51903

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Activa Asset Management, LLC

OFFICIAL USE ONLY
47781 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Lucerne SE, Suite 200
(No. and Street)

Grand Rapids	Michigan	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan D. Engel (616) 787-6288
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

99 Monroe NW, Suite 800	Grand Rapids	Michigan	49503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AA 3/30/2005

3/24/05 S.S

OATH OR AFFIRMATION

I, Allan D. Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Activa Asset Management, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

Allan D. Engel, President and Secretary

Title

[signature]

Notary Public

Patricia S. Grooters
Notary Public, Kent County, Michigan
Commission Expires March 9, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503-2654
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Board of Directors
Activa Asset Management, LLC
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Activa Asset Management, LLC, a wholly-owned subsidiary of Activa Management Services, LLC, as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Activa Asset Management, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Grand Rapids, Michigan
January 21, 2005

Activa Asset Management, LLC

Statement of Financial Condition

December 31,	2004
Assets	
Cash and cash equivalents (Notes 1 and 2)	$1,824,111
Advisory fees receivable from Activa Mutual Fund (Note 3)	447,648
Service fees receivable from Activa Mutual Fund (Note 3)	145,067
12b-1 fees receivable from Activa Mutual Fund (Note 3)	131,007
Transfer agent fees receivable from Activa Mutual Fund (Note 3)	42,559
Other assets	7,531
	$2,597,923
Liabilities and Member's Equity	
Liabilities	
Sub-advisory fee payable (Note 3)	$ 270,517
Due to Customers	9,806
Due to Affiliate (Note 4)	540,090
Accrued liabilities and other payables	97,569
Total Liabilities	917,982
Member's Equity (Note 5)	1,679,941
Liabilities and Member's Equity	$2,597,923

See accompanying notes to statement of financial condition.

1. Nature of Operations and Significant Accounting Policies

Activa Asset Management, LLC (AAM) conducts business as a registered broker and dealer in securities and transfer agent under the provisions of the Securities Exchange Act of 1934, a distributor of mutual funds, and is a member of the National Association of Securities Dealers, Inc. AAM is also a Registered Investment Advisor with the Securities and Exchange Commission. AAM commenced operations on May 26, 1999, and is wholly owned by Activa Management Services, LLC.

The Activa Money Market Fund was terminated on December 28, 2004 and was replaced with a new product called AMS Ready Money Account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market funds. Money market shares are stated at cost, including reinvested interest, which approximates fair market value. The AMS Ready Money Account held by AAM amounted to $980,020 at December 31, 2004.

12b-1 Fees, Advisory Fees, Transfer Agent and Service Fee Income

12b-1 fees, advisory fees, transfer agent and service fee income are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Federal Income Taxes

No provision for federal, state or local income taxes has been made since AAM is a limited liability company and is, therefore, not subject to income taxes. Income or loss is reported by its member on its individual returns.

2. Cash Segregated Under Federal and Other Regulations

Cash of $6,956 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. Based upon the computation under SEC Rule 15c3-3, an additional deposit in the amount of $3,340 was required to be made into the special reserve bank account. This deposit was made on January 3, 2005.

3. Special Contracts and Agreements

AAM has entered into investment advisory agreements with Activa Mutual Fund Trust (Trust) (comprising the Money Market, Intermediate Bond, Value, Growth and International Funds [Funds]), its sole customer. The Trust employs AAM to provide investment advice and manage on a regular basis the investment portfolios for the Funds. Except when otherwise specifically directed by the Funds, AAM makes investment decisions on behalf of the Funds and places all orders for the purchase and sale of portfolio securities for the Funds' accounts. In return for these services, the Funds pay AAM an annual rate as follows:

Fund	% of Average Net Assets
Money Market	.35% until assets total $500 million; when assets reach $500 million, .35% on first $100 million; .325% on next $100 million; .30% on assets in excess of $200 million
Intermediate Bond	.40% on first $50 million; .32% on next $100 million; .24% on assets in excess of $150 million
Value	.60% on first $100 million;.50% on assets in excess of $100 million; the minimum annual fee shall be $350,000 plus .20%
Growth	.70% on first $25 million; .65% on next $25 million; .60% on assets in excess of $50 million
International	.85% on first $50 million; .75% on assets in excess of $50 million

As permitted by the above agreements, AAM has retained a Sub-Advisor for each fund. The Sub-Advisors and the related fees paid by AAM are as follows:

Fund	Sub-Advisor	Fee
Money Market	J.P. Morgan Investment Management, Inc.	$ 45,534
Intermediate Bond	McDonnell Investment Management, LLC	228,959
Value	Wellington Management Company, LLP	438,461
Growth	State Street Research & Management Company	148,618
International	Nicholas-Applegate Capital Management Inc.	193,941

Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Money Market Fund, Value Fund, Intermediate Bond Fund, Growth Fund and International Fund have entered into a Plan and Agreement of Distribution with AAM. Under the terms of the agreement, AAM provides services in connection with distributing the Funds' shares (except Value Fund Class R). For

these services rendered, the Funds compensate AAM monthly at a maximum annual rate of .25 of 1% of the average net assets of the Fund. For the year ended December 31, 2004, the Board of Trustees approved an annual rate of .15 of 1%, for all funds except for the Money Market Fund. AAM is not presently providing services under the distribution plan on behalf of the Money Market Fund and is receiving no such compensation.

The Funds have a transfer agency and dividend disbursing agency agreement with AAM. Under these agreements, AAM is the agent for transfer of the Funds' shares and disbursement of the Funds' distributions. For these services, the Money Market, Intermediate Bond, Value (Class A), Growth and International Funds pay a monthly fee based upon $1.167 per account in existence during the month. AAM is compensated by the Value Fund (Class R) at a monthly rate of 1/12 of .20% (.20% annually) of average net assets.

On June 11, 1999, AAM entered into an administrative agreement with the Trust. Under the terms of the agreement, AAM will act as administrator for the Funds. As administrator of the Funds, AAM will furnish office space and office facilities, equipment and personnel, and will pay the fees of all Interested Trustees of the Trust, as well as providing services relating to compliance, tax and financial service requirements. For these services AAM will be compensated quarterly by each fund at an annual rate of .15% of average daily net assets.

AAM has entered into an agreement with Reserve Management Corporation ("RMC") whereby AAM customers can establish an AMS Ready Money Account. AAM forwards the deposited funds to RMC, who as agent for the customers, deposits the funds in money market deposit accounts at participating FDIC-insured financial institutions. The deposits are held in Reserve's name. RMC provides systems and back office infrastructure for account recordkeeping and administration.

4.	**Accounts Payable to Affiliate**	$540,090 was payable to an affiliate at December 31, 2004, for compensation expenses related to AAM personnel and various services (including accounting, human resource and information system support) provided by Activa Management Services, LLC.
5.	**Net Capital Requirements**	The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15.0 to 1.0. At December 31, 2004 AAM had net capital of $1,318,024 which was $1,068,024 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital is .69 to 1.0.